

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2010

Mr. Scott C. Butera
Chief Executive Officer and President
Tropicana Entertainment Inc.
3930 Howard Hughes Parkway, 4th Floor
Las Vegas, NV 89169

> **Re: Tropicana Entertainment Inc.**
> **Amendment No. 2 to Form 10-12G**
> **Filed January 25, 2010**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Form 10-Q for the Quarter Ended March 31, 2010**
> **Filed May 17, 2010**
> **File No. 000-53831**

Dear Mr. Butera:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the quarter ended March 31, 2010

Note 3 – Fresh Start Reporting, page 13

1. Based on your response to our prior comment, it appears the only assets you valued using a cost-based valuation methodology were real property where minimal or no income is attributable to the real property, including support facilities such as staging areas and ramps associated with the riverboat properties, and personal property other than the riverboat and barges, the majority of the slot machines and certain rolling stock. However, in footnote (j) to the table presented on page 17, you indicate that real property such as buildings, building improvements and land improvements, were valued using a depreciated replacement cost method. Please clarify if the depreciated replacement cost

method was used to value real property assets, other than those where minimal or no income is attributable to the real property, and revise your disclosure in future filings to clarify.

Note 4 – Acquisition of Tropicana AC

2. We note from your disclosure that the fair value of the assets acquired and the liabilities assumed were determined by the Company's management with the assistance of a third party valuation. Please show us the disclosure you will include in future filings that discusses in detail how you determined the fair values of each kind of asset and liability.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: R. Henry Kleeman, Esq.
        Kirkland & Ellis LLP
        Via facsimile (312) 862-2200